DCA Total Return Fund

518 17th Street, Suite 1200

Denver, CO 80202

July 30, 2010

Via EDGAR

Ms. Christina DiAngelo

Mr. James O’Connor

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	DCA Total Return Fund (the “Registrant”)
Form N-14
File Nos. 333-167838, 811-21680

Dear Ms. DiAngelo and Mr. O’Connor:

On behalf of the Registrant, attached hereto is Pre-Effective Amendment No. 2 (“PEA 2”) to the Registrant’s registration statement on Form N-14 filed pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”), and the Securities Act of 1933, as amended.

PEA 2 is being filed to update and complete the Registrant’s disclosures in Form N-14 (“Form N-14”) filed earlier on July 30, 2010. PEA 2 reflects changes made in response to oral comments provided by the Staff of the U.S. Securities and Exchange Commission (the “Staff” or “Commission”) on July 30, 2010.

PEA 2 includes a joint proxy statement/prospectus (the “Joint Proxy Statement/Prospectus”) and statement of additional information.

Set forth in the numbered paragraphs below are the Staff’s oral comments provided on July 30, 2010 to Form N-14, accompanied by the Registrant’s responses to each comment. Capitalized terms not otherwise defined herein shall have the meanings given to them in Form N-14.

Ms. DiAngelo and Mr. O’Connor

July 30, 2010

1. Staff Comment: On page 96 of the Joint Proxy Statement/Prospectus, please provide the unaudited capitalization information as of December 31, 2009 to include adjustments as a result of the proposed Reorganization.

Registrant’s Response: Comment complied with. See pages 96-97 of Joint Proxy Statement/Prospectus in PEA 2.

* * *

In addition to the above changes, the Registrant has also, among other things, completed certain data points and made certain clerical changes to the Registration Statement.

The Registrant hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

If you have any questions or further comments, please contact the undersigned at (303) 226-9885.

Very truly yours,

/S/ JEFFREY TAYLOR
Jeffrey Taylor
President, DCA Total Return Fund

cc:    Peter H. Schwartz, Esq., Davis Graham & Stubbs LLP